EXHIBIT A

On or about December 16, 2003, Reporting Person agreed to accept 1,000,000 unregistered restricted shares of common stock (the "Debt Shares") of the Issuer in exchange for the cancellation of $323,000 in debt owed by Issuer to Reporting Person. Said Debt Shares were issued to and received by Reporting Person on January 5, 2004.

On or about July 25, 2003, Reporting Person acquired 5,361,981 shares of common stock (the "Settlement Shares") of the Issuer pursuant to a confidential settlement of a legal action involving a legal debt, owed by the original owner of the Settlement Shares. On or about December 12, 2003, the Issuer effected a 1:89 reverse stock split (the "Reverse Split") of the Issuer's common stock. The Settlement Shares were subject to the Reverse Split. Following the Reverse Split and as a result thereof, the Settlement Shares now account for a total of 60,247 shares of the Issuer's common stock.

Over time, yet prior to July 25, 2003, Reporting Person purchased, in the open market at various market prices ,a total of 617,569 shares of common stock (the "Market Shares") of the Issuer. Following the Reverse Split and as a result thereof, the Market Shares now account for a total of 6,939 shares of the Issuer's common stock.

According to Issuer's Current Report on Form 8-K, filed with the Securities & Exchange Commission on or about January 2, 2004, the total number of issued and outstanding shares of common stock of the Issuer was, following the Reverse Split and new issuance of 31,000,000 newly issued restricted shares of common stock of the Issuer, 31,280,925. As a result thereof, Reporting Person now owns less than five (5%) percent of the total issued and outstanding shares of common stock of the Issuer.